

February 18, 2014

Via E-mail
Mr. William B. Plummer, Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

> **Re: United Rentals, Inc.**
> **United Rentals (North America), Inc.**
> **Forms 10-K for the year ended December 31, 2013**
> **Filed January 22, 2014**
> **File Nos. 1-14387 and 1-13663**

Dear Mr. Plummer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Notes to the Consolidated Financial Statements

Revenue Recognition, page 52

1.   We note your disclosure on page 26 which indicates that equipment rental revenue also includes related revenues such as the fees you charge for equipment delivery, fuel, repair or maintenance of rental equipment and damage waivers. With a view towards future disclosure, please tell us whether you record revenue for such items ratably over the contract term or when the services are performed. In addition, please also expand your disclosure to address fees charged for return delivery.

2.   Please explain why you do not present the revenues associated with repair and maintenance of your equipment rentals as part of your "Service and other revenues."

3.   Please provide us with your disclosure enhancements as part of your response.

Advertising Expense, page 52

4.   Please tell us and revise future filings to explain the nature of your advertising programs which result in "qualified advertising reimbursements." It appears these reimbursements essentially eliminate your advertising costs and it is unclear how such an arrangement might be structured, including who the counterparties might be to these arrangements and why they would have an interest in reimbursing the company for its advertising costs.

4. Segment Information, page 56

5.   It appears to us that you aggregate 12 operating segments into your General Rentals reportable segment. Please demonstrate to us how you determined aggregation is appropriate and complies with ASC 280-10-50-11. We note we previously commented on this issue in connection with our review of your Form 10-K for fiscal year 2008. We also note since that time the number of your operating segments has increased from nine to twelve and you have consummated the acquisition of RSC which has had a substantial impact on your operations. Please ensure your assessment provides a specific and comprehensive discussion of the similar economic characteristics of each operating segment during each period presented and addresses your expectations for convergence. Given your margins have not converged over the five year period discussed in your filing; it is unclear to us why you have not disaggregated the regions into separate reporting segments.

Item 9A. Controls and Procedures, page 87

Management's Report on Internal Control over Financial Reporting, page 88

6.   Please revise future filings to clarify the version (1992 or 2013), of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723, or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief